SCHEDULE A
ADVANCED SERIES TRUST

As compensation for services provided by Prudential Investment Management, Inc. (PIM), Prudential Investments LLC and AST Investment Services, Inc. will pay PIM an advisory fee based on net assets managed by PIM that is equal, on an annualized basis, to the following:

Portfolio Name (collectively, the Bond Portfolios)	Advisory Fee for each Bond Portfolio
AST Investment Grade Bond Portfolio
AST Bond Portfolio 2015
AST Bond Portfolio 2016
AST Bond Portfolio 2017
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2020
AST Bond Portfolio 2021
AST Bond Portfolio 2022
AST Bond Portfolio 2023
AST Bond Portfolio 2024	0.15% of combined average daily net assets of the Bond Portfolios up to $500 million;
0.14% of the next $1.5 billion; and
0.12% of combined average daily net assets of the Bond Portfolios over $2.0 billion

For purposes of calculating the investment subadvisory fee payable to PIM, the combined average daily net assets of the above-referenced Bond Portfolios will include the assets of future portfolios of Advanced Series Trust (the Trust) that are subadvised by PIM pursuant to similar target maturity or constant duration investment strategies and that are used in connection with non-discretionary asset transfers under certain living benefit programs.

Effective Date as Revised: February 25, 2013.